SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 11-K ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (Mark One)
[ X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 29, 2002
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to: N/A
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: ALLEGHENY ENERGY EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office
ALLEGHENY ENERGY, INC. 10435 Downsville Pike Hagerstown, Maryland 21740

Allegheny Energy Employee Stock Ownership and Savings Plan TABLE OF CONTENTS
Page No.
Signatures	3

Report of Independent Auditors	5
Financial Statements:
Statements of Net Assets Available for Benefits as of December 29, 2002 and 2001	6
Statement of Changes in Net Assets Available for Benefits for the year ended December 29, 2002	7
Notes to Financial Statements	8
Supplemental Schedules:
Schedule H: Schedule of Assets (Held at End of Year)	14
Exhibit:
Exhibit 23 - Consent of Independent Auditors	15

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 16, 2004	Allegheny Energy Employee Stock Ownership and Savings Plan /s/ JEFFREY D. SERKES Jeffrey D. Serkes Senior Vice President and Chief Financial Officer Allegheny Energy, Inc.

Allegheny Energy EMPLOYEE STOCK OWNERSHIP AND SAVINGS PLAN Financial Statements December 29, 2002 and 2001

Report of Independent Auditors
To the Participants and Administrator of the Allegheny Energy Employee Stock Ownership and Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Allegheny Energy Employee Stock Ownership and Savings Plan (the Plan) at December 29, 2002 and 2001, and the changes in net assets available for plan benefits for the year ended December 29, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP Pittsburgh, Pennsylvania November 5, 2003

Allegheny Energy Employee Stock Ownership and Savings Plan Statement of Net Assets Available for Benefits As of December 29, 2002 and 2001 ($000's)
	December 29, 2002	December 29, 2001
ASSETS

Cash	$ 80	$ 0
Investments at fair value	359,630	595,008

Total assets	359,710	595,008

LIABILITIES

Accrued expenses	0	(5)

Total liabilities	0	(5)

Net assets available for benefits	$ 359,710	$ 595,003

See accompanying notes to financial statements.

Allegheny Energy Employee Stock Ownership and Savings Plan Statement of Changes in Net Assets Available for Benefits For the Year Ended December 29, 2002 ($000's)

ADDITIONS
Additions to net assets attributed to Investment income:
Net depreciation in fair value of investments	$ (252,085)
Dividend and interest income	11,376

Contributions:
Employer	8,754
Participants	27,667

Total additions		(204,288)

DEDUCTIONS
Deductions from net assets attributed to:
Benefits paid to participants	33,471
Administrative expenses	20
Total deductions		33,491

TRANSFERS IN		2,486

Net change		(235,293)
Net assets available for benefits:
Beginning of the period		595,003
End of period		$ 359,710

See accompanying notes to financial statements.

Allegheny Energy Employee Stock Ownership and Savings Plan Notes to Financial Statements December 29, 2002 and 2001
NOTE 1 - DESCRIPTION OF PLAN

The following brief description of the Allegheny Energy Employee Stock Ownership and Savings Plan (the Plan) is intended to give a general summary of its principal provisions. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

GENERAL:

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan has two segments: a savings segment and a stock ownership segment. The savings segment entitles participants to contribute up to 18% of their earnings with additional contributions as described below directly by Allegheny Energy Service Corporation (AESC). The AESC contributions are subsequently reimbursed to AESC by its affiliates for which it provides staffing services. The employee stock ownership segment of the Plan enabled employees to become beneficial owners of the common stock of Allegheny Energy, Inc. (the Company) through tax credits that ended with the plan year 1986. Members remain in this segment of the Plan and are credited with additional shares of common stock through dividend reinvestments.

On August 18, 2000, the Company's subsidiary, Monongahela Power Company, purchased Mountaineer Gas Company (Mountaineer Gas). If the non-union employees of Mountaineer Gas elected to enroll, they became participants in the Plan as of January 1, 2001 while the union employees remained in the Mountaineer Gas Company 401(k) Plan. Cash from the non-union employees' accounts totaling $1,236,095 was transferred from Branch Bank and Trust (BB&T) to the Plan on April 1, 2001. Cash from the union employees accounts totaling $1,860,293 was transferred from BB&T to the Plan on December 16, 2002. As of December 16, 2002, all Mountaineer Gas Company 401(k) Plan net assets were transferred into the Plan, and the Mountaineer Gas Company 401(k) Plan was fully liquidated.

Allegheny Ventures Inc., a subsidiary of the Company, purchased Fellon-McCord Associates, Inc. (Fellon-McCord) on November 1, 2001. All employees of Fellon-McCord were eligible to become participants in the Plan as of January 1, 2002. Net assets from the Fellon-McCord 401(k) Plan totaling $617,213 were transferred into the Plan on April 3, 2002.

PARTICIPATION:

All full-time employees of the Company not represented by a collective bargaining unit are eligible to participate in the Plan. Part-time employees are eligible to participate if they are scheduled to work at least 1,000 hours in a year.

Employees represented by a collective bargaining unit that has entered into a written agreement with AESC that provides for participation in the Plan are also eligible to participate.

CONTRIBUTIONS:

The Plan allows each participating employee to contribute 2% to 12% of their pre-tax earnings through payroll deductions to an investment fund or funds of their choice. Under Federal law, the maximum contribution from pre-tax earnings was $11,000 for 2002 and $10,500 for 2001. Participants may elect to make post-tax contributions of up to 6% of eligible earnings. AESC contributes 50% of the first 6% of pre-tax earnings contributed by a participant.

Participant pre-tax and post-tax contributions are paid directly to the Plan's trustee as soon as administratively possible and no later than 15 business days after the month following the payroll period in which the participants' contributions were withheld. AESC's matching contribution is made to the trustee on a quarterly basis and can be made in cash, Company common stock, or both. In 2002 and 2001, all of AESC's contributions were made in Company common stock. After March 2001 and prior to September 1997, the Company common stock was valued at the average of the daily high and low prices for the ten (10) consecutive trading days immediately preceding the date of transfer to the Trustee. From September 1997 through March 2001, the Company's common stock was valued at the average of all shares of common stock purchased on the open market, excluding any related fees or commissions, which are paid for by the Company.

Beginning January 1, 2002, participants who have attained age 50 before the close of the plan year are eligible to make catch-up contributions in addition to pre-tax contributions. A catch-up contribution is a pre-tax contribution that exceeds the annual elective deferral limit ($11,000 in 2002). An individual's total catch-up contributions during 2002 cannot exceed $1,000. This limit increases by $1,000 each year until it reaches $5,000 in 2006. After 2006, the limit will be indexed for inflation.

COMPANY COMMON STOCK:

Effective December 30, 2001, participants have the option to have any dividend payable, with respect to Company Stock held on the record date for such dividend, to be credited to the participant's account or to be paid in cash directly to the participant. In connection with this, the Plan will convert the Company Stock in the savings segment of the Plan into an Employee Stock Ownership and Savings Plan (ESOP) as defined under Internal Revenue Code Section 4975(e)(7).

Effective December 31, 2001, participants who have both attained age 55 and completed ten years of service may elect to have up to 100% of the shares of Company stock in the participants stock ownership account transferred into any of the designated investment options.

The Plan has been amended so that effective July 1, 2002, participants have the option of either continuing to hold Allegheny Energy, Inc. common stock credited to their account through employer match or pre-1987 ESOP shares, or selling any or all of those shares and reinvesting in other investment options in the Plan.

Effective July 1, 2002, participants were able to diversify all shares of Company stock in their accounts (employee stock ownership and matching) without restriction.

ALLOCATION:

Company contributions to the employee stock ownership segment of the Plan ceased with the Plan year 1986. Investment earnings less expenses are allocated to members based on their cumulative share allocation.

The contributions to the savings segment of the Plan are allocated based on the investment elections made by each participant. Dividend and interest income, as well as capital gains distributions are allocated based upon the ratio of each participant's investment in any selected fund to the total investment of all participants in such fund.

VESTING:

Participants are immediately fully vested in all participant contributions and earnings attributable to such contributions. Participants hired on or after July 1, 1998 are vested in AESC's contribution after 12 months of service.

Effective December 31, 2002, all active employees of Fellon-McCord and Alliance Energy Services, LLC were fully vested in accordance with the sales agreement of those companies to Constellation Energy Group.

PARTICIPANT LOANS:

An employee who has participated in the savings segment for at least one year may borrow on his or her account balance subject to the provisions described in the Plan. The principal amount of an employee's loan may not exceed the lesser of 50% of the pre-tax contribution and rollover account balance or $50,000, reduced by the difference between the highest outstanding loan balance during the preceding 12-month period and the outstanding loan balance on the last day of the quarter prior to the date of the new loan application.

PAYMENT OF BENEFITS:

Shares allocated to a participant's account under the employee stock ownership segment of the Plan will be distributed to the participant or the participant's designated beneficiary in a lump-sum payment upon termination of employment, retirement, or death or upon the election to receive the distribution of a deferred account.

A participant's account in the savings segment of the Plan will be distributed to the participant or the participant's designated beneficiary in a lump-sum payment either upon election to receive distribution of a deferred account or, unless deferral has been elected, upon termination of employment, retirement, or death. The participant may elect to make a withdrawal of post-tax contributions and earnings at any time. A withdrawal of the participant's pre-tax contribution can be made, provided that (1) the participant first withdraws all amounts in the post-tax account, (2) the withdrawal is based on an immediate financial need created by hardship, and (3) the Employee Benefits Committee grants its approval.

A participant under age 70 1/2 who terminates employment (excluding death) and whose total account balance is $5,000 or more may elect to defer receipt of his distribution to any time after attaining age 55. A participant who defers retirement and attains age 70 1/2 will receive a distribution from the Plan no later than April 1 of the calendar year following the calendar year in which he or she attains age 70 1/2, or April 1 of the calendar year following termination of employment, if later.

ADMINISTRATION:

The Plan is administered by the Employee Benefits Committee, which is appointed by the Company's Finance Committee. Plan assets are held in trust under an arrangement with T. Rowe Price Trust Company and the record keeping with respect to individual participant accounts is maintained by T. Rowe Price Retirement Plan Services, Inc., (both wholly-owned subsidiaries of T. Rowe Price Associates, Inc.) based on information furnished by AESC and the participants. The assets of the non-union Mountaineer Gas employees were held by BB&T until they were transferred to the Plan on April 1, 2001. Assets of union employees were held by BB&T and transferred in on December 16, 2002.

The Plan Sponsor was changed from Allegheny Energy, Inc., to AESC on December 23, 2002.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING:
The financial statements of the Plan are presented on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION:
The investments are stated at fair market value based on each fund's quoted market price at the close of the Plan year. Participant loans are valued at cost, which approximates fair market value. Cash represents amounts in a settlement account for subsequent purchases or for sales not settled at year end. Security transactions are accounted for on the trade date basis; dividend income is recorded on the ex-dividend date and interest income is recorded as earned. Distributions to participants are based on their individual interests and are reflected at current values.

USE OF ESTIMATES:
The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual amounts could differ from those estimates.

PARTY IN INTEREST:
The Plan invests in certain funds managed by the Trustee and the stock of the Company. The income of the Plan is derived from these funds and the stock of the Company; therefore, these transactions qualify as party-in-interest transactions under ERISA.

NOTE 3 - INVESTMENTS
The following presents investments that represent 5 percent or more of the Plan's net assets (dollar amounts in thousands).
	December 29, 2002	December 29, 2001
Allegheny Energy, Inc. common stock, 5,109,937 and 4,916,479 shares, respectively *	$37,047	$175,518
Allegheny Energy, Inc. common stock, 2,336,718 and 1,449,563 shares, respectively	16,920	51,571
Equity Index Trust, 2,718,967 and 2,915,139 shares, respectively	64,983	90,894
Blue Chip Growth Fund, 3,409,981 and 3,479,757 shares, respectively	74,303	102,026
New America Growth Fund, 1,017,038 and 1,014,685 shares	22,263	31,678
New Income Fund, 3,112,605 shares	27,671	-
Summit Cash Reserve Fund, 44,272,807 shares	44,273	-
Spectrum Growth Fund, 1,733,530 shares	19,104	-
Prime Reserve Fund, 40,082,926 shares	-	40,083
*Formerly nonparticipant directed
During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows (dollar amounts in thousands):
Mutual Funds	$ (73,274)
Company Common Stock	(178,811)
Total	$(252,085)

Plan participants are able to invest in Company common stock. Participants are able to have payroll-deducted salary deferrals invested and are able to voluntarily move their salary deferrals in and out of the Company stock fund. The Company has put in place restrictions on the purchase or sale of Company stock to attempt to prohibit "insider trading." "Safe harbor" periods have been established during which any transactions in Company stock should be undertaken.

NOTE 4 - NONPARTICIPANT-DIRECTED INVESTMENTS

Effective July 1, 2002, participants became able to diversify their nonparticipant-directed investment in Company Common Stock. Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments of the savings segment is as follows (dollar amounts in thousands):

	December 29, 2002	December 29, 2001
Net Assets:
Company Common Stock	$ -	$ 175,518

	For the Year Ended December 29, 2002
Change in Net Assets:
Contributions	$4,540
Dividends	2,079
Net Appreciation in Fair Value of Investments	1,819
Benefits Paid to Participants	(3,023)
Transfers to Participant-Directed Investments	(180,933)
Net Change	$(175,518)
NOTE 5 - PLAN TERMINATION

The Board of Directors of the Company reserves the right to amend and terminate the Plan without the consent of any employee, participant, beneficiary, or other person, provided that no such amendment or other modification to the Plan shall make it possible for any part of the Plan's funds to be used for, or diverted to, purposes other than for the exclusive benefit of participants and beneficiaries under the Plan (other than such part as is required to pay administrative expenses). The Plan is neither subject to nor insured by the Pension Benefit Guaranty Corporation established by ERISA.

NOTE 6 - TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 9, 1995 that the Plan, as amended through October 1, 1994, and the related trust, are designed in accordance with applicable sections of the Internal Revenue Code (IRC), and remained exempt from federal income tax. The Plan has been amended since receiving the determination letter. A request for a new determination letter on the qualification of the entire Plan, which reflected amendments through December 6, 2001, was submitted to the IRS on June 27, 2002. The Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Allegheny Energy Employee Stock Ownership and Savings Plan Plan Number: 002 Employer Identification Number: 13-5531602
Schedule H, Part IV, Item 4i: Schedule of Assets (Held at End of Year)
As of December 29, 2002

Identity of Issue and Description of Investment	Current Value

Common stock:
Allegheny Energy, Inc. Company Stock*	$ 53,963,231

Registered investment companies:
T. Rowe Price:*
International Stock Fund	12,804,657
New Income Fund	27,671,058
Equity Index Trust Fund	64,983,305
New America Growth Fund	22,262,971
Science & Technology Fund	6,219,186
Small-Cap Stock Fund	12,887,239
Spectrum Income Fund	6,060,530
Spectrum Growth Fund	19,103,503
Equity Income Fund	1,511,767
Summit Cash Reserve Fund	44,272,807
Blue Chip Growth Fund	74,303,483
Prime Reserve Fund	3,450

Subtotal	292,083,956

Participant Loans (5.00% to 11.5%)*	13,582,223

Uninvested Cash	80,144

Total all investments	$ 359,709,554

* Represents a party-in-interest.

Note: Form 5500, Schedule H, Part IV, Item 4i

EXHIBIT 23
CONSENT OF INDEPENDENT AUDITORS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-40432) of Allegheny Energy, Inc. of our report dated November 5, 2003 relating to the financial statements of the Allegheny Energy Employee Stock Ownership and Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Pittsburgh, Pennsylvania
January 16, 2004